EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2023 Financial Results; Provides First Quarter 2024 Guidance

Q4 2023 Revenues and EPS Both Beat Guidance, Gross Margin In-Line
Guidance Range Issued on November 9, 2023
Company Q1 2024 Guidance: Revenues to Decline 9% to 16% QoQ,
Gross Margin is Expected to be around 28.5%, Profit per diluted ADS to be around 2.0 Cents to 5.0 Cents

  Q4 2023 revenues were $227.7M, a decrease of 4.5% QoQ, exceeding the guidance range of a 5.0% to 11.0% decline QoQ. Q4 GM reached 30.3%
  Q4 2023 after-tax profit was $23.6M, or 13.5 cents per diluted ADS, compared to $11.2M, or 6.4 cents last quarter
  Company’s full year 2023 revenues were $945.4M and GM was 27.9%. 2023 profit attributable to shareholders was $0.29 per fully diluted ADS
  Following quarters of aggressive destocking, inventory decreased to near historical norms by end of 2023
  Company’s Q1 2024 revenues to decline 9% to 16% QoQ. GM around 28.5%. Profit per diluted ADS to be in the range of 2.0 cents to 5.0 cents
  Company revealed its strategic focus for the upcoming years at CES 2024, covering automotive, WiseEye AI and optical technologies
  Company remains optimism in automotive business, its primary revenue contributor. FY23 automotive TDDI sales surged over 50% YoY. Anticipate auto sales to expand to well over 40% of the total sales in 2024, which is 36% in 2023
  Company is pioneering the introduction of LTDI in the world and initiated mass production for Geely Auto’s NEVs in Q3 2023
  Company’s unparalleled automotive product portfolio across a broad spectrum from mainstream LCD technology to the emerging OLED technology. Company expands its automotive OLED solution to include touch controller alongside existing DDIC and Tcon. The touch controller features industry-leading touch SNR (> 45 dB), guaranteeing exceptional performance in flexible OLED display, glove-wearing and wet-finger operations
  Company expands an in-cell TDDI for LCD notebook and NB OLED portfolio to include a touch controller IC along with existing DDIC and Tcon. Well positioned Company to capitalize on a discernible trend of increasing adoption of touch features and AMOLED displays in premium notebooks and AI PCs. Mass production is scheduled in the second half of 2024
  The WiseEye2 collaboration with DESMAN, a China smart door lock leader, marks a groundbreaking feature advancement in industry, enabling the world’s first smart door lock featuring uninterrupted surveillance with 24/7 real-time sentry monitoring
  Company is in collaborations with numerous ecosystem partners and system integration companies, offering hands-on development tools and vigorous AI models to streamline customer development efforts and reduce cost for their AI product introduction. The launch of production-ready WiseEye Modules exemplifies this business model

TAINAN, Taiwan, Feb. 06, 2024 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year 2023 ended December 31, 2023.

“Traditionally, business operations in the first quarter decelerate due to the Lunar New Year holidays. This year, exacerbated conditions due to sluggish demand are causing panel makers to strategically lower factory utilizations, in an attempt to support panel pricing and profitability. In tandem, OEMs and end customers are maintaining their cautious approach with heightened procurement scrutiny, even with inventories now at more manageable levels. To fortify the resilience of our operations, we are actively implementing strategies to optimize costs and diversify suppliers in both foundries and backend sources to enhance supply flexibility and cost-effectiveness,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“In addition, our recent presence at CES provided a comprehensive outlook on our strategic focus for the upcoming years, covering automotive, WiseEye AI and optical technologies. Driven by accelerating growth in our automotive segment and expansion beyond our core driver business, we are well positioned for sustainable long-term revenue growth and profitability. Furthermore, our automotive, WiseEye, and LCoS product lines have attracted a strong global client base, which significantly extends our reach and strengthens our presence in markets worldwide while diversifying regional exposure and adding stability to our operations,” concluded Mr. Jordan Wu.

Fourth Quarter 2023 Financial Results

Himax net revenues registered $227.7 million, a decrease of 4.5% sequentially, but exceeding guidance range of a 5.0% to 11.0% decline. Gross margin came in at 30.3%, within guidance range of around 30%, but down from 31.4% last quarter. Q4 profit per diluted ADS was 13.5 cents, surpassing the guidance range of 9.0 cents to 13.0 cents.

Revenue from large display drivers was $33.6 million, reflecting a sequential decrease of 23.1%. This decline was predominantly driven by the prevailing weak macroeconomic conditions amidst the traditional peak seasonality in the fourth quarter. Q4 TV IC sales declined mid-teens sequentially due to ongoing strict production and inventory control measures of leading customers. Monitor and notebook IC sales both declined double-digit quarter-over-quarter, caused by a slowdown in order momentum as customers pulled forward their inventory purchases during the prior quarter. Sales of large panel driver ICs accounted for 14.8% of total revenues for the quarter, compared to 18.3% last quarter and 16.6% a year ago.

Small and medium-sized display driver revenue was reached $163.1 million, a sequential increase of 1.2%. This was underpinned by outperforming sales particularly in the TDDI products for automotive and tablet markets. Q4 automotive driver sales, combining both traditional DDIC and TDDI, experienced a slight decline following robust order restocking in both during the third quarter. However, Q4 automotive TDDI sales still increased high teens sequentially, bucking the industry downturn thanks to Company’s solid pipeline of design-win projects. Meanwhile, Himax’s industry leading, cutting-edge automotive LTDI product started mass production for Geely Auto’s NEVs in the third quarter of 2023. Taken together, this not only solidifies Himax’s leadership in next-generation automotive displays, but also reflects the robust market demand for advanced display technology. Fourth quarter automotive business, encompassing drivers, automotive Tcon and OLED sales, continued to be its largest revenue contributor at over 45% of total sales. For tablet, Q4 sales grew high teens sequentially, exceeding guidance, driven by successful new product launches by customers during the quarter. Conversely, smartphone driver sales declined as expected amidst a subdued festival season characterized by sluggish demand. The small and medium-sized driver IC segment accounted for 71.6% of total sales for the quarter, compared to 67.6% in the previous quarter and a year ago.

Fourth quarter revenues from its non-driver business also exceeded guidance with revenue of $31.0 million but declined 8.2% from a quarter ago. The better-than-expected performance is attributable to a resurgence in orders for Tcon product line. Adoption of Himax’s automotive local dimming Tcon is rapidly expanding, as evidenced by hundreds of project awards across the board. This paves the way for robust growth in the coming years, mirroring the success seen in Himax’s automotive TDDI. Non-driver products accounted for 13.6% of total revenues, as compared to 14.1% in the previous quarter and 15.8% a year ago.

Operating expenses for the fourth quarter were $52.3 million, a decrease of 17.9% from the previous quarter and roughly flat compared to a year ago. The substantial sequential decrease was caused mainly by decreased annual bonus and salary expenses, partially offset by an increase in R&D expenses. Company’s standard practice of granting annual bonuses, including cash and RSUs, at the end of September each year, can lead to higher IFRS operating expenses in the third quarter compared to other quarters of the year. Amidst prevailing macroeconomic headwinds, Himax is currently exercising strict budget and expense control with full year 2023 OPEX declining 4.0% compared to the year before.

Q4 operating income was $16.7 million or 7.3% of sales, compared to 10.5% of sales for the same period last year and 4.6% of sales last quarter. The sequential increase was primarily a result of lower operating expenses from lower annual bonus compensation, partially offset by decreased sales and gross margin in the fourth quarter. The year-over-year decrease was primarily a result of lower sales and gross margin compared to the same period last year. Fourth quarter after-tax profit was $23.6 million, or 13.5 cents per diluted ADS, compared to $11.2 million, or 6.4 cents per diluted ADS last quarter and $42.2 million, or 24.1 cents in the same period last year. It’s worth noting that the favorable after-tax profit exceeding operating income reflects the positive tax adjustments made to rectify overestimated tax expenses for preceding quarters this year. As a reminder and for the purpose of year-over-year comparison, Himax made a divestiture of long-term assets during Q4 2022, resulting in a non-operating income of around $11 million on an after-tax basis.

Full Year 2023 Financial Results
Revenues totaled $945.4 million, reflecting a 21.3% decline compared to 2022. Persistent subdued global demand, coupled with looming recession concerns, presented significant challenges to Himax’s operations throughout 2023. These market dynamics adversely affected both demand and procurement processes of panel customers, particularly in the realm of consumer electronics. Yet, Himax’s optimism in the automotive business remains steadfast as automotive TDDI sales witnessed a remarkable surge of over 50%, reflecting the resilience and potential of Company’s largest business segment.

Revenue from large panel display drivers totaled $175.7 million in 2023, marking a decrease of 33.5% year-over-year, and representing 18.6% of total sales, as compared to 22.0% in 2022. Small and medium-sized driver sales totaled $629.2 million, reflecting a decrease of 19.2% year-over-year, and accounting for 66.5% of total revenues, as compared to 64.8% in 2022. Non-driver product sales totaled $140.5 million, a decrease of 11.2% year-over-year, and representing 14.9% of total sales, as compared to 13.2% a year ago.

Inventory management also presented unique challenges for Himax throughout the sluggish demand environment this year. To navigate these circumstances, Company’s primary objectives were the strategic depletion of excess inventory while also tactically controlling Company’s wafer starts. Following quarters of aggressive destocking, which often involved sacrificing short-term gross margin, inventory decreased to near historical norms by end of 2023. The remaining stocks feature promising customer design-ins and long product life cycles that lay the groundwork for a more stable outlook in 2024.

Gross margin in 2023 was 27.9%, decreasing from 40.5% in 2022. As a reminder, in Q2, the Company strategically terminated high-cost foundry capacity agreements, leading to a depressed Q2 gross margin of just 21.7%. Despite the temporary margin contraction, this decision liberates new wafer starts from minimum fulfillment constraints while positioning Himax to capitalize on a turnaround in demand.

Operating expenses in 2023 were $220.3 million, a decline of 4.0% from 2022, primarily a result of the lower vested portion of the annual bonus compensation awarded to employees in 2023 and preceding years, partially offset by increased salaries and R&D expenses. 2023 operating income was $43.2 million, or 4.6% of sales, a decrease from $257.6 million, or 21.4% of sales, in 2022. Net profit for 2023 was $50.6 million, or $0.29 per diluted ADS, as compared to $237.0 million, or $1.36 per diluted ADS in 2022.

Balance Sheet and Cash Flow

Himax had $206.4 million of cash, cash equivalents and other financial assets as of December 31, 2023. This compares to $229.9 million at the same time last year and $155.4 million a quarter ago. Himax achieved a strong positive operating cash flow of $68.7 million for the fourth quarter, a result of the substantial reduction in inventory across major product lines. As of December 31, 2023, Himax had $40.5 million in long-term unsecured loans, with $6.0 million representing the current portion.

The Company’s inventories as of December 31, 2023 were $217.3 million, lower than $259.6 million last quarter and $370.9 million at the end of last year. Inventory level has declined steadily over the last five quarters and reached a healthy level by the end of 2023. Accounts receivable at the end of December 2023 was $235.8 million, a decline from $248.5 million last quarter and down from $261.1 million a year ago. DSO was 91 days at the quarter end, as compared to 95 days last quarter and 79 days a year ago. Fourth quarter capital expenditures were $15.1 million, versus $2.6 million last quarter and $2.3 million a year ago. Fourth quarter capex was mainly allocated to in-house testers for IC design business, in addition to other R&D related equipment. Total capital expenditures for 2023 were $23.4 million as compared to $11.8 million in 2022.

Outstanding Share

As of December 31, 2023, Himax had 174.7 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total number of ADS outstanding for the fourth quarter was 175.0 million.

Q1 2024 Outlook

Traditionally, business operations in the first quarter decelerate due to the Lunar New Year holidays. This year, exacerbated conditions due to sluggish demand are causing panel makers to strategically lower factory utilizations, in an attempt to support panel pricing and profitability. In tandem, OEMs and end customers are maintaining their cautious approach with heightened procurement scrutiny, even with inventories now at more manageable levels. This shift has resulted in shortened forecasts and more frequent last-minute orders, ultimately constraining Company’s visibility, particularly in consumer electronics products.

To fortify the resilience of Company’s operations, Himax is actively implementing strategies to optimize costs and diversify suppliers in both foundries and backend sources to enhance supply flexibility and cost-effectiveness. The recent partnership with Nexchip for the automotive market illustrated Himax’s supplier diversification strategy. It also highlighted Company’s strategic approach to better align with customers’ regional supply policies, particularly addressing the surging demand in China’s automotive industry.

In addition, Himax’s recent presence at CES provided a comprehensive outlook on its strategic focus for the upcoming years, covering automotive, WiseEye AI and optical technologies. In automotive, Himax’s primary revenue contributor, the Company remains as optimistic as ever given its extensive, unparalleled product portfolio across a broad spectrum of technologies from mainstream LCD technology to the emerging OLED technology. Notably, within the automotive LCD display sector, Himax has secured hundreds of design-wins in TDDI and local dimming Tcon and continue to see ongoing expansion in its pipeline. The majority of these design-wins are slated for mass production in the next two years, underscoring its continued market dominance moving forward. Furthermore, Himax’s expansion into automotive OLED displays, covering all of DDIC, Tcon, and touch controller, bolsters its market share leadership by offering customers an integrated bundle solution. As a reminder, Company’s automotive driver business represented 36.0% of total sales in the full year 2023, and Himax anticipates it will expand to well over 40% of total sales in 2024.

In the AI domain, Himax is relentlessly dedicated to its WiseEye product line where Himax already achieved industry-leading ultralow power consumption and AI inference performance. Company’s achievement with WiseEye is also now further supported through strategic collaborations with ecosystem partners and system integration companies covering a broad range of AI applications. Concurrently, Himax is actively expanding its easy to adopt WiseEye Module offering for the endpoint AI market to cater to its diverse needs and capitalize on the extensive opportunities in endpoint AI. Looking further out on the horizon, while the realization of LCoS may span several years, the ultra-illuminance Color Sequential Front-Lit LCoS microdisplay that Himax unveiled at the CES marked a major technology breakthrough that Himax believes will pave the way for the realization of true see-through AR goggles.

In summary, driven by accelerating growth in automotive segment and expansion beyond core driver business, Himax is well positioned for sustainable long-term revenue growth and profitability. Furthermore, Company’s automotive, WiseEye, and LCoS product lines have attracted a strong global client base, which significantly extends its reach and strengthens Company’s presence in markets worldwide while diversifying regional exposure and adding stability to its operations.

Display Driver IC Businesses

LDDIC

In Q1 2024, Himax anticipates a sequential decline of single digit in large display driver IC revenue, primarily attributed to weaker-than-expected sell-through during the slow season. Panel makers are deliberately lowering factory utilizations, striving to safeguard panel prices by constraining panel supply amidst the prevailing sluggish market. Himax expects Q1 sales for TV and monitor ICs to decline quarter over quarter. However, Q1 notebook IC sales are poised for a decent increase, bolstered by customer restocking following several quarters of muted demand.

In the notebook market, as customers strive to differentiate and add value to their products, a discernible trend is unfolding, marked by increasing adoption of touch features and AMOLED displays in premium notebooks and upcoming AI PCs. Touch features enhance user interaction and enrich AI user experience while AMOLED display elevates visual enhancement in areas such as gaming and entertainment. It’s crucial to emphasize Himax’s heightened focus and the growing significance of both technologies. Notably, during CES this year, Himax unveiled industry-leading on-cell AMOLED touch controller and in-cell TDDI for premium OLED and LCD notebooks respectively. Himax’s on-cell AMOLED touch controller is designed to address the demand for accurate touch response and enhanced handwriting capability in the emerging mid-sized OLED displays for notebooks that feature thinner, lighter, brighter and wider color gamut visual experience. What distinguishes Himax’s touch controller is a comprehensive set of features, which include support for various OLED panel types in rigid, flexible and hybrid, the capability to handle responsive touch operations of up to 10 fingers, and compatibility with various industry-standard active stylus protocols. By expanding Company’s OLED portfolio to include a touch controller IC along with existing DDIC and Tcon, the Company provides a comprehensive AMOLED notebook solution. Meanwhile, the recently launched in-cell TDDI for LCD notebooks offers precise touch sensitivity, vibrant multi-finger operation, and acute active stylus functionalities, along with support for large size, high resolution, low power consumption, and slim bezel designs. By leveraging these extensive product portfolios, Himax is well positioned to capitalize on this market shift through collaborations with key Korean and Chinese panel makers where mass production is scheduled to commence in the second half of this year for next generation premium notebook models. Furthermore, the incorporation of high-value-added features increases the content value gained per panel while presenting a new opportunity for Himax. Looking ahead to 2025,  the Company anticipates a decent replacement cycle when, armed with leading solutions for high-end market launched lately, Himax’s presence in the notebook market will be further lifted.

SMDDIC

Q1 SMDDIC revenue is expected to decline high teens sequentially, on the backdrop of traditional low seasonality where demand for consumer electronics remains sluggish. Smartphone and tablet sales are projected to decline single digit and double-digit respectively in Q1. Automotive revenue is also expected to decline mid-teens sequentially, following robust order replenishment in previous quarters. In contrast, Q1 automotive TDDI sales are still poised for sequential growth, defying recent reports of slower electric vehicle demand in China. The swift and ongoing expansion of TDDI adoption, as evidenced by over 400 secured design-win projects, positions Himax significantly ahead of Himax’s peers. With approximately 30% of awarded projects currently in mass production and a continuous influx of new pipeline and design wins across the board, Himax’s leadership position is reinforced looking ahead into 2024 and beyond. Remarkably, automotive TDDI sales are anticipated to account for almost half of total automotive driver sales in Q1. Meanwhile, a prominent trend is emerging as more customers opt for Himax’s TDDI or LTDI, coupled with Company’s local dimming Tcon, as their standard development platform for crafting new automotive displays of various sizes. This movement has drawn the interest of leading panel makers, Tier 1s, and car manufacturers across the spectrum, who acknowledge the benefits of Himax’s supreme bundle solution to accelerate their new panel development and elevate their product values.

On LTDI, Himax is proud to be pioneering the introduction of LTDI to the automotive display market. Once again, Himax stands as the first company in the world to initiate mass production of LTDI, starting with Geely Auto’s NEVs in the third quarter 2023. For displays larger than 30 inches, the incorporation of LTDI signifies increased content value for Himax on a per-panel basis, where such large displays usually necessitate six or more LTDI chips and at least one local dimming Tcon. This opens a new revenue stream for Himax and fortifies Himax’s market leadership moving forward.

During CES this year, Himax presented the most comprehensive product lineup for display semiconductor technologies, ranging from traditional DDIC and TDDI, to cutting-edge LTDI and local dimming Tcon for LCD panel, and extending into AMOLED display solutions. Himax’s AMOLED portfolio, which used to be comprised of DDIC and Tcon, now expands to on-cell touch controller. It’s important to point out that the automotive industry upholds stringent standards of quality and reliability, surpassing those of consumer products. In acknowledgement of these heightened requirements, the recently unveiled AMOLED touch controller IC is meticulously engineered with an industry-leading touch signal-to-noise ratio exceeding 45 dB, making it the ideal solution to meet the needs of flexible OLED panels often required for automotive application. It also provides improved sensitivity to challenging user conditions such as glove-wearing and wet finger operations, guaranteeing exceptional performance with display quality free from interference by touch-display interactions. Furthermore, Himax’s touch controller supports multi-finger capacitive touch, is compatible with multiple OLED panel types and has the capability to cascade multiple chips in support of larger than 20-inch displays. With project awards from leading AMOLED panel manufacturers, Himax’s automotive AMOLED touch controller is poised to commence mass production in the upcoming quarters. Himax continues to strive toward providing the most extensive array of automotive display solutions in the market. This commitment involves fostering robust partnerships with all panel makers, Tier 1 suppliers, and car manufacturers across the globe, ensuring comprehensive solutions that cater to a wide spectrum of customer preferences and industry requirements.

On smartphone and tablet product lines, Himax continues to see lackluster demand in the market. On a positive note, Himax’s inventory has substantially rebalanced to a satisfactory level. With the destocking process nearly complete, Himax placed wafer starts for select products starting in Q2 last year. Concurrently, Himax is diligently working on improving Himax’s cost structure through supplier diversification and strategic alliances, thereby positioning Company for an anticipated resurgence in demand.

On AMOLED, Himax is actively venturing into AMOLED market by forging strategic partnerships with leading panel manufacturers in Korea and China, spanning a diverse range of applications, including automotive, tablets, notebooks, and smartphones. As the Company just covered, it has made great progress in automotive, tablet, and notebook markets, where the Company offers comprehensive solutions covering DDIC, Tcon, and touch controller. Mass production for most of these new solutions is expected to commence in the second half of 2024. In the smartphone AMOLED display driver segment, however, the prevailing slowdown in smartphone market demand has led to adjustments to Company’s initial timeline. Nevertheless, collaborations with customers in Korea and China are ongoing with verification and partnership projects underway.

Non-Driver Product Categories

Timing Controller (Tcon)

The Company anticipates Q1 Tcon sales to increase by single digit sequentially, driven by increasing Tcon shipments for automotive displays and OLED displays for tablets. Despite subdued end market demand, Himax is actively developing next generation Tcon IC for OLED tablets, notebooks, and automotive applications. The initiative aims to broaden and diversify product offerings while also positioning Company to capitalize on a market resurgence. Thanks to Company’s cutting-edge local dimming technology, Himax is the industry leader in automotive Tcon with an unchallenged leading position of over one hundred design-win projects under its belt. At CES 2024, Company unveiled its latest local dimming Tcon which features advanced image enhancement with wide color spectrum, ensuring exceptional visual quality that supports resolutions of up to 12Kx1K, and exceptional dynamic contrast enhancement tailored to real time display content, all while adhering to power efficiency and stringent automotive safety standards. The rapid increase in customer adoption reflects the growing traction and trust in Himax’s solutions. The Company expects a decent growth trajectory for local dimming Tcon over the next few years.

WiseEyeTM Smart Image Sensing

Himax’s WiseEye™ Smart Image Sensing total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. During CES this year, Himax highlighted a range of application demonstrations which have swiftly gained adoption across various domains, featuring Himax’s industry leading ultralow power and potent AI capabilities. Himax achieved noteworthy progress with customers, particularly in implementing WiseEye in smart door locks. The collaboration with the China smart door lock leader, DESMAN, marks a groundbreaking feature advancement in the door lock industry, as Himax’s ultralow power WiseEye AI, with remarkably low power consumption of just 1 mW, enables the world’s first smart door lock featuring uninterrupted surveillance with 24/7 real-time sentry monitoring while at the same time significantly extending battery life. The Company also showcased an adoption of WiseEye in a capsule endoscope, a highly encouraging advancement in the medical area. WiseEye AI solution empowers tiny pill-sized capsule endoscopes which are easy to swallow, facilitating smooth medical examination processes. The device consumes minimal power to sustain continuous image capture and transmission for up to 12 hours. This creates a significantly simplified medical process when compared to conventional procedures, which often involves the use of invasive endoscope tubes. Himax is excited about the potential for this transformative development for the healthcare industry and expect to commence production with a customer in 2025.

On the update of WiseEye2, Himax’s new generation AI processor. Himax is honored to report that WiseEye2 was awarded the "2023 Best AI Product Award" by EE Awards Asia, further elevating Himax's WiseEye AI prominence in the industry. WiseEye2 is pioneering a new standard in endpoint AI benchmarks, earning recognition for its outstanding AI inference capability, industry-leading ultralow power efficiency, and advanced security features. In the realm of context-aware AI, WiseEye2 facilitates high-precision detection with features such as face mesh, facial landmark, hand gesture, and human pose and skeleton, which expands the intuitive, user-friendly scope of interactive applications in real-life, all achieved with minimal power consumption. Moreover, WiseEye2 streamlines the system integration with a rich set of peripheral interfaces, effectively lowering the system cost for edge appliances by eliminating the need for costly, power-hungry discrete MCUs otherwise required to process various sensor data. Additionally, WiseEye2 boasts versatile sensor fusion capabilities, encompassing image, video, audio, vibration and thermal inputs. This enables sophisticated, integral and highly accurate detection with low latency, especially suitable in anomaly detection with timely warnings, making it an ideal solution for a range of industrial applications, notably in automated and unmanned factories. Alongside Company’s ongoing collaboration with end customers, significant progress is being made in partnerships with major CPU and AP SOC players in preparation for their next generation smart notebooks, AI PCs, surveillance applications and a host of other endpoint AI applications.

Concurrently, to meet various application requirements and extend market reach, Himax is in collaborations with numerous ecosystem partners and system integration companies, offering hands-on development tools and vigorous AI models to streamline customer development efforts and reduce cost for their AI product introduction. The launch of Himax’s production-ready WiseEye Modules exemplifies this business model. These modules incorporate Himax's low-power CMOS image sensors, WiseEye1 or WiseEye2 AI processor, and versatile AI models from either in-house or third-party partners. Meticulously designed with tiny form factors, highly integrated and plug-and-play characteristics, the modules feature user-programmable, pre-loaded AI models to facilitate seamless system integration, lowering the entry barrier and cost for AI development. This initiative is particularly well-suited for early-stage market engagement applications. Furthermore, Himax continues to collaborate with ecosystem partners to unveil a spectrum of plug-and-play AI modules that incorporate advanced no-code/low-code AI solutions. By leveraging their strengths in specific domains and existing channels, these collaborative efforts ensure the Company can meet diverse development needs for both software and hardware. Notably at CES 2024, Himax’s partnership with Seeed Studio on its battery-powered endpoint AI vision processing module, Grove Vision AI Module V2, significantly underscores Company’s dedication to making AI technology easily accessible.

After years of dedicated efforts to enhance Company’s AI capabilities in ultralow power AI processing and image sensing for endpoint AI applications, Himax believes that Himax’s WiseEye AI business will emerge as a multi-year structural growth driver for Himax.

Optical Related Product Lines / Metaverse

On Himax’s optical related product lines. Himax is a distinguished industry leader with a diverse range of optical and optoelectronics products crucial for building emerging metaverse applications. Himax strives to innovate and advance various technologies in this arena, including Wafer Level Optics (WLO), 3D Sensing, Liquid Crystal on Silicon (LCoS), among others, pushing the envelope in a variety of fields. Company’s technological expertise and extensive manufacturing experience are evident in growing clientele for AR/VR goggles and ongoing engineering projects.

On Himax’s advancements in LCoS, a technology where Himax boasts a decade-long expertise and proven track record of shipments for AR goggles with global leading names. Himax’s latest breakthrough Color Sequential Front-Lit LCoS Microdisplay offers unparalleled industry-leading brightness of up to 180,000 nits, providing ultra-luminance performance in vibrant RGB displays. It also features superior optical power efficiency, a compact form factor, and ultra-lightweight design which make it the best choice for the next generation of see-through AR devices. Currently, Himax is actively involved in follow-up engineering activities in collaboration with key tech players and anticipates significant opportunities in the coming years.

On the recent introduction of nano-imprint optical film technology in automotive lighting by Himax's subsidiary, CMVT, in collaboration with Ta Yih Industrial, a global leader in automotive lighting manufacturing. The state-of-the-art technology was implemented within a leading-edge LED Edge-Lit Type automotive lighting. By leveraging Himax’s nano-imprint optical film, side-emitting LED light is reflected or refracted towards the illumination direction of the automotive lamps, ensuring uniformity, minimizing fixture size, and enabling precise control of light, compared to conventional direct-lit type automotive lighting. This results in enhanced efficiency, reduced LED usage, and the ability to create versatile patterns at a significantly lower cost. This groundbreaking development unlocks not only extensive visual possibilities for automotive lighting, but also interior light decoration design as well as related illumination applications.

The Company believes its optical and optoelectronics technologies as poised to play an important enabling role in developing next generation metaverse applications. Himax is committed to advancing this technology suite, collaboratively expanding application possibilities with industry leaders who are deeply devoted to advancing their next-generation metaverse-related products.

For non-driver IC business, the Company expects revenue to decline single digit sequentially in the first quarter.

First Quarter 2024 Guidance
Net Revenue: Decline 9% to 16% sequentially
Gross Margin: Around 28.5%, depending on final product mix
Profit: 2.0 cents to 5.0 cents per diluted ADS

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2023 EARNINGS CONFERENCE CALL

DATE:	Tuesday, February 6, 2024
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/9rgsdrfd/
PHONE REGISTRATION:	https://register.vevent.com/register/BI639c455dbbe245329577a8199a5ef371

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/9rgsdrfd/. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 6, 2025

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and AMOLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Smart Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, AMOLED ICs, LED drivers, EPD drivers, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,788 patents granted and 400 patents pending approval worldwide as of December 31, 2023.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2022 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2023	2022	2023

Revenues
Revenues from third parties, net	$227,664	$262,245	$238,466
Revenues from related parties, net	14	45	49
	227,678	262,290	238,515

Costs and expenses:
Cost of revenues	158,669	182,239	163,692
Research and development	41,088	40,158	49,444
General and administrative	5,831	6,651	7,050
Sales and marketing	5,409	5,716	7,239
Total costs and expenses	210,997	234,764	227,425

Operating income	16,681	27,526	11,090

Non operating income (loss):
Interest income	1,934	1,990	1,837
Changes in fair value of financial assets at fair value through profit or loss	1,710	885	(432)
Foreign currency exchange gains (losses), net	(1,525)	(443)	764
Finance costs	(1,140)	(1,332)	(1,482)
Share of losses of associates	(14)	(170)	(220)
Other income (loss)	(2,294)	10,724	409
	(1,329)	11,654	876
Profit before income taxes	15,352	39,180	11,966
Income tax expense (benefit)	(7,933)	(2,818)	1,214
Profit for the period	23,285	41,998	10,752
Loss attributable to noncontrolling interests	280	158	484
Profit attributable to Himax Technologies, Inc. stockholders	$23,565	$42,156	$11,236

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.135	$0.241	$0.064
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.135	$0.241	$0.064

Basic Weighted Average Outstanding ADS	174,724	174,812	174,420
Diluted Weighted Average Outstanding ADS	174,979	174,997	174,773

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2023	2022

Revenues
Revenues from third parties, net	$945,309	$1,201,124
Revenues from related parties, net	119	215
	945,428	1,201,339

Costs and expenses:
Cost of revenues	681,931	714,233
Research and development	171,392	175,557
General and administrative	25,037	28,503
Sales and marketing	23,856	25,459
Total costs and expenses	902,216	943,752

Operating income	43,212	257,587

Non operating income (loss):
Interest income	8,746	4,813
Changes in fair value of financial assets at fair value through profit or loss	1,655	1,246
Foreign currency exchange gains (losses), net	(768)	5,506
Finance costs	(6,080)	(2,783)
Share of losses of associates	(598)	(743)
Other income (loss)	(1,774)	10,939
	1,181	18,978
Profit before income taxes	44,393	276,565
Income tax expense (benefit)	(5,028)	41,098
Profit for the period	49,421	235,467
Loss attributable to noncontrolling interests	1,195	1,515
Profit attributable to Himax Technologies, Inc. stockholders	$50,616	$236,982

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.290	$1.356
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.290	$1.356

Basic Weighted Average Outstanding ADS	174,495	174,724
Diluted Weighted Average Outstanding ADS	174,783	174,817

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2023	December 31, 2022	September 30, 2023
Assets
Current assets:
Cash and cash equivalents	$191,749	$221,581	$147,257
Financial assets at amortized cost	12,511	8,314	8,139
Financial assets at fair value through profit or loss	2,117	-	-
Accounts receivable, net (including related parties)	235,829	261,148	248,507
Inventories	217,308	370,933	259,610
Income taxes receivable	1,454	31	22
Restricted deposit	453,000	369,300	453,000
Other receivable from related parties	69	1,224	1,190
Other current assets	86,548	104,277	102,652
Total current assets	1,200,585	1,336,808	1,220,377
Financial assets at fair value through profit or loss	21,650	15,350	18,655
Financial assets at fair value through other comprehensive income	1,635	279	289
Equity method investments	3,490	6,533	5,801
Property, plant and equipment, net	130,109	126,138	119,231
Deferred tax assets	14,196	11,797	11,244
Goodwill	28,138	28,138	28,138
Other intangible assets, net	816	1,094	851
Restricted deposit	32	32	31
Refundable deposits	222,025	162,968	205,383
Other non-current assets	20,728	12,621	7,734
	442,819	364,950	397,357
Total assets	$1,643,404	$1,701,758	$1,617,734
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$-	$279
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	453,000	369,300	453,000
Accounts payable (including related parties)	107,342	122,042	109,554
Income taxes payable	15,309	69,383	19,061
Other payable to related parties	110	2,568	1,937
Contract liabilities-current	17,751	49,167	16,774
Other current liabilities	109,291	75,535	89,342
Total current liabilities	708,803	693,995	695,947
Long-term unsecured borrowings	34,500	40,500	36,000
Deferred tax liabilities	520	691	658
Other non-current liabilities	35,879	72,751	47,454
	70,899	113,942	84,112
Total liabilities	779,702	807,937	780,059
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	114,648	112,249	114,097
Treasury shares	(5,157)	(5,594)	(5,157)
Accumulated other comprehensive income	(180)	(218)	(715)
Retained earnings	640,447	679,125	622,077
Equity attributable to owners of Himax Technologies, Inc.	856,768	892,572	837,312
Noncontrolling interests	6,934	1,249	363
Total equity	863,702	893,821	837,675
Total liabilities and equity	$1,643,404	$1,701,758	$1,617,734

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2023	2022	2023

Cash flows from operating activities:
Profit for the period	$23,285	$41,998	$10,752
Adjustments for:
Depreciation and amortization	5,115	5,196	5,094
Gain on disposal of subsidiary	-	(10,694)	-
Share-based compensation expenses	346	1,094	789
Gain on disposals of property, plant and equipment, net	(368)	-	-
Loss on re-measurement of the pre-existing relationships in a business combination	1,932	-	-
Changes in fair value of financial assets at fair value through profit or loss	(1,710)	(885)	432
Interest income	(1,934)	(1,990)	(1,837)
Finance costs	1,140	1,332	1,482
Income tax expense (benefit)	(7,933)	(2,818)	1,214
Share of losses of associates	14	170	220
Inventories write downs	5,727	9,104	5,263
Unrealized foreign currency exchange losses (gains)	1,517	703	(878)
	27,131	43,210	22,531
Changes in:
Accounts receivable (including related parties)	8,163	(10,057)	(9,468)
Inventories	36,580	30,034	32,395
Other receivable from related parties	(29)	6	(19)
Other current assets	(5,682)	2,673	4,157
Accounts payable (including related parties)	(627)	(68,426)	(18,096)
Other payable to related parties	363	182	(329)
Contract liabilities	(958)	2,330	(2,885)
Other current liabilities	3,014	2,045	(2,145)
Other non-current liabilities	393	2,315	(9,697)
Cash generated from operating activities	68,348	4,312	16,444
Interest received	2,665	2,796	1,185
Interest paid	(1,140)	(1,332)	(1,482)
Income tax paid	(1,131)	(310)	(104)
Net cash provided by operating activities	68,742	5,466	16,043

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(15,052)	(2,312)	(2,619)
Proceeds from disposal of property, plant and equipment	111	-	-
Acquisitions of intangible assets	(40)	(162)	(64)
Acquisitions of financial assets at amortized cost	(4,573)	(784)	(675)
Proceeds from disposal of financial assets at amortized cost	784	841	640
Acquisitions of financial assets at fair value through profit or loss	(5,375)	(5,081)	(21,210)
Proceeds from disposal of financial assets at fair value through profit or loss	1,645	5,082	21,217
Acquisitions of financial assets at fair value through other comprehensive income	(1,379)	-	-
Proceeds from disposal of financial assets at fair value through other comprehensive income	99	96	-
Acquisition of a subsidiary, net of cash increased	433	-	-
Proceeds from capital reduction of investment	360	-	-
Proceeds from disposal of subsidiary	-	14,769	-
Acquisitions of equity method investments	-	(3,264)	-
Decrease (increase) in refundable deposits	-	(13)	6,133
Cash received in advance from disposal of land	-	-	2,821
Net cash provided by (used in) investing activities	(22,987)	9,172	6,243

Cash flows from financing activities:
Payments of cash dividends	-	-	(83,720)
Payments of dividend equivalents	-	-	(148)
Proceeds from issuance of new shares by subsidiaries	916	487	-
Purchases of subsidiary shares from noncontrolling interests	(9)	-	-
Proceeds from short-term unsecured borrowings	36,932	-	-
Repayments of short-term unsecured borrowings	(37,226)	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	427,100	358,200	530,800
Repayments of short-term secured borrowings	(427,100)	(358,200)	(447,100)
Pledge of restricted deposit	-	-	(83,700)
Payment of lease liabilities	(1,244)	(1,258)	(1,205)
Guarantee deposits received (refunded)	(5)	(12,000)	200
Net cash used in financing activities	(2,136)	(14,271)	(86,373)
Effect of foreign currency exchange rate changes on cash and cash equivalents	873	1,469	(81)
Net increase (decrease) in cash and cash equivalents	44,492	1,836	(64,168)
Cash and cash equivalents at beginning of period	147,257	219,745	211,425
Cash and cash equivalents at end of period	$191,749	$221,581	$147,257

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2023	2022

Cash flows from operating activities:
Profit for the period	$49,421	$235,467
Adjustments for:
Depreciation and amortization	20,322	21,342
Gain on disposal of subsidiary	-	(10,694)
Share-based compensation expenses	2,663	3,096
Gain on disposals of property, plant and equipment, net	(368)	-
Loss on re-measurement of the pre-existing relationships in a business combination	1,932	-
Changes in fair value of financial assets at fair value through profit or loss	(1,655)	(1,246)
Interest income	(8,746)	(4,813)
Finance costs	6,080	2,783
Income tax expense (benefit)	(5,028)	41,098
Share of losses of associates	598	743
Inventories write downs	21,540	22,211
Unrealized foreign currency exchange losses (gains)	624	(2,883)
	87,383	307,104
Changes in:
Accounts receivable (including related parties)	20,804	146,870
Inventories	132,090	(194,544)
Other receivable from related parties	5	(7)
Other current assets	(3,863)	10,099
Accounts payable (including related parties)	7,676	(124,870)
Other payable to related parties	(268)	927
Contract liabilities	(37,051)	1,283
Other current liabilities	1,246	1,831
Other non-current liabilities	(4,602)	3,972
Cash generated from operating activities	203,420	152,665
Interest received	8,567	4,525
Interest paid	(6,080)	(2,783)
Income tax paid	(53,066)	(71,499)
Net cash provided by operating activities	152,841	82,908

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(23,378)	(11,797)
Proceeds from disposal of property, plant and equipment	111	-
Acquisitions of intangible assets	(115)	(331)
Acquisitions of financial assets at amortized cost	(6,911)	(8,763)
Proceeds from disposal of financial assets at amortized cost	3,099	25,823
Acquisitions of financial assets at fair value through profit or loss	(82,628)	(108,374)
Proceeds from disposal of financial assets at fair value through profit or loss	75,539	110,283
Acquisitions of financial assets at fair value through other comprehensive income	(1,379)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income	99	96
Acquisition of a subsidiary, net of cash increased	433	-
Proceeds from capital reduction of investment	360	-
Proceeds from disposal of subsidiary	-	14,769
Acquisitions of equity method investments	-	(3,264)
Increase in refundable deposits	(56,933)	(6,144)
Releases of restricted deposit	-	2,700
Cash received in advance from disposal of land	2,821	-
Net cash provided by (used in) investing activities	(88,882)	14,998

Cash flows from financing activities:
Payments of cash dividends	(83,720)	(217,873)
Payments of dividend equivalents	(148)	-
Proceeds from issuance of new shares by subsidiaries	916	487
Purchases of subsidiary shares from noncontrolling interests	(9)	(301)
Proceeds from short-term unsecured borrowings	47,226	-
Repayments of short-term unsecured borrowings	(47,226)	-
Proceeds from long-term unsecured borrowings	-	40,000
Repayments of long-term unsecured borrowings	(6,000)	(46,000)
Proceeds from short-term secured borrowings	1,383,300	1,212,700
Repayments of short-term secured borrowings	(1,299,600)	(994,800)
Pledge of restricted deposit	(83,700)	(217,900)
Payment of lease liabilities	(4,830)	(4,294)
Guarantee deposits received	200	16,913
Net cash used in financing activities	(93,591)	(211,068)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(200)	(1,281)
Net decrease in cash and cash equivalents	(29,832)	(114,443)
Cash and cash equivalents at beginning of period	221,581	336,024
Cash and cash equivalents at end of period	$191,749	$221,581